Mail Stop 4720

March 12, 2010

Jonathan Martin
Chief Executive Officer
Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

      Re: Auto Search Cars, Inc.
              Registration Statement on Form S-4
              Filed February 12, 2010
              File No. 333-164879

Dear Mr. Martin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering 62,962,604 common shares as part of this transaction. However, as part of the merger agreement you will be required to issue 1 share of your company stock for each issued and outstanding common share of Curaxis, of which there are currently 63,943,574. Further, you will be required to reserve shares to be issued upon the exercise of options and warrants exchanged for each outstanding Curaxis option and warrant, and to reserve shares underlying warrants under your agreements with both Southridge and Canterbury. Please revise your disclosure throughout the registration statement to clarify exactly how many common shares you will be required to issue and how many you will be required to reserve at the time the merger becomes effective.

If the total of the common shares, and common shares underlying options and warrants, you will be required to issue and reserve under the merger agreement and your agreements with Southridge and Canterbury is greater than the number of shares you are registering in this transaction, please explain why you are not registering the full amount of shares necessary under those agreements. Further, if you are not registering the full amount of shares necessary under those agreements then please revise your registration statement to disclose the number of shares to be issued or that may be issued upon the exercise of options or warrants that will be restricted.

2. Please update your filing with audited financial statements for Curaxis and Auto Search through December 31, 2009 in accordance with Rule 3-12 of Regulation S-X.

3. Throughout your registration statement you discuss a number of agreements that appear to be material to your company, including those with Covidien, Durect, Southridge, Canterbury and GroupMark. Please revise your disclosure where appropriate to discuss the material terms of each of these agreements, and please file each agreement as an exhibit to your registration statement as required by Item 601 of Regulation S-K.

4. We note that throughout your registration statement you frequently refer to the, "Auto Search Board of Directors" and "executive officers" in plural form. As the Board and management of Auto Search includes only one person, please revise your disclosure where appropriate to refer to Mr. Martin by name rather than referring to the Board or the executive officers.

5. Please provide a substantive legal analysis regarding the registrant's conclusion that the approval of Auto Search shareholders is not required to effect the merger with Curaxis. As the registrant apparently believes the approval of Auto Search shareholders is not required, please also advise us as to whether the shareholders of Auto Search will receive an information statement prior to the taking of corporate action. If not, please also provide a legal analysis as to the registrant's conclusion that the delivery of an information statement is not required. We may have further comments.

6. In addition to providing beneficial ownership information for the two companies to the merger on a pre-merger basis, please provide beneficial ownership information for Auto Search on a post-merger basis for all officers, directors, 5% shareholders and all officers and directors as a group.

7. Please file all agreements among or between any of the following parties and their affiliates:

   - Canterbury,
   - Southridge,
   - Southridge Advisors,
   - Brittany,
   - Auto Search, and
   - Curaxis.

   These agreements should be fully described in the prospectus. Additionally, the nature of Brittany's obligation to fund Curaxis' funding requirements should be described in detail in the main body of the prospectus. Please revise where appropriate throughout the prospectus.

8. As the officers and directors of Curaxis will become the officers and directors of the registrant after the merger, please file as exhibits all employment, compensation and affiliated agreements or plans that will be in effect after the merger and describe their material terms in the prospectus.

General Information, page 4

9. In the third paragraph the registrant states that the Auto Search common stock trades on the OTCBB. However, the Auto Search 10-K indicates that there is no market for the common stock and a review of available market information also confirms the lack of trading. Please revise the statement herein and elsewhere as may be appropriate to indicate there is currently no market for the registrant's common stock. Similarly, the registrant should reconcile the contradictory statements on page 48 under the heading "Market for Common Stock."

Additional Information, page 8

10. Please delete this section in its entirety as neither the registrant nor Curaxis are eligible to incorporate by reference. Please also delete any references to this section in the prospectus, such as in the last Q&A on page 10.

Auto Search Cars Inc.'s Business, page 11

11. It appears from a reading of Auto Search's 10-K and latest 10-Q and information in this prospectus that Auto Search has minimal assets, has generated no revenue and has incurred almost no expenses related to its proposed website development activities. Please consider whether the discussion herein and elsewhere in the prospectus accurately reflects Auto Search's current business. Furthermore, as there have been no significant activities related to website development in fiscal

2009, the registrant should so state herein and elsewhere as may be appropriate. Also, if Curaxis does not intend to pursue these activities after the merger occurs please so state herein and elsewhere in the prospectus as may be appropriate.

Curaxis' Business, page 11

12. Please explicitly state that Curaxis is a development stage pharmaceutical company, has no FDA approved products and has generated no commercial revenue herein and elsewhere as may be appropriate.

Merger Consideration, page 12

13. We note the reference to a section on page 46 comparing the rights of the Auto Search stockholders to the Curaxis stockholders that does not appear to exist. Please briefly describe any change in the state of incorporation and material differences in the rights of Curaxis and Auto Search shareholders in a separately captioned subsection in the forepart of the registration statement where the various important effects of the transaction are discussed. Please also include a cross-reference to a section in the main body of the prospectus that discusses in further detail the material differences between the rights of the Curaxis shareholders and the shareholders of Auto Search after the merger. These would include any differences as a result of differences in the two sets of articles and bylaws and also as a result of any change in the state of incorporation.

Risk Factors

14. Please note that this document is being delivered to the shareholders of Curaxis and also concerns the business of Auto Search after the merger. Please consider this and revise your Risk Factors section accordingly. Any risk factors should address the current Curaxis shareholders who will be receiving Auto Search shares or persons who may access this document to obtain information about the registrant on a post-merger basis.

Risks related to the merger, page 16

15. Please include a risk factor disclosing that Curaxis did not obtain an investment banker's opinion prior to agreeing to the merger.

In the event that a public market develops, the price of Auto Search's common stock will be subject to significant price fluctuations, page 18

16. Please clarify here, or in a separate risk factor, that there is no guarantee that anyone will act as a market maker for your stock, and that without a market maker liquidity will be significantly limited.

Curaxis will need substantial additional funding and may be unable to raise capital when needed, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts, page 19

17. Please expand this risk factor to disclose how long Curaxis can fund operations with their current resources.

We have substantial indebtedness to trade creditors and several trade creditors have obtained judgments against us, page 34

18. Please expand this risk factor to disclose the aggregate amount of all judgments that have been issued against Curaxis.

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel, page 34

19. Please expand this risk factor to disclose whether Curaxis has entered into employment agreements with any of their key personnel.

Forward Looking Statements, page 35

20. Please note that the provisions of the Private Securities Litigation Reform Act do not apply to companies that have no reporting obligation or to companies that are making an initial public offering. Accordingly please note that the safe-harbor afforded by the referenced sections does not apply to any statements attributable or applicable to Curaxis. Please revise this disclosure accordingly.

Background of the Merger, page 36

21. Please expand your disclosure here to include each instance of negotiation between the parties and the elements discussed at each negotiation, as well as how representatives of Curaxis were kept apprised of negotiations and the input that they gave, and in what manner Southridge acted as an intermediary in these discussions.

Curaxis' Reasons for the Merger and Recommendation, page 37

22. We note your disclosure that both companies consulted with outside advisors. Please disclose the outside advisors that each company consulted, and the advice received from each.

23. Please expand your discussion here to include the negative factors considered by both sets of management, and how each set of management considered those factors in concluding that they should approve the merger.

Federal Income Tax Consequences, page 43

24. Any discussion of the material tax effects of the merger concluding that the merger will be tax free to the shareholders of Curaxis must be based upon the opinion of tax counsel or other expert qualified to advise the registrant on the tax effects of the merger. Please revise the prospectus to reflect the receipt of a tax opinion and the conclusions of such expert regarding such material tax consequences. The registrant should also file the opinion and consent of expert to the filing of its opinion and use of its name in the prospectus. We may have further comment after reviewing the revised disclosure and the tax opinion.

Auto Search Cars - Description of Securities, page 48

25. Please expand your disclosure here to include the details of your recent 91:1 forward stock split, including whether the Certificate of Incorporation was also amended to increase the number of authorized shares. Please disclose, in the event the merger becomes effective, the number of shares that will be authorized, issued, authorized and reserved for issuance, and authorized and unissued but not reserved.

Description of Business, page 53

26. Throughout your discussion here we note the use of scientific terms without explanation or definition. Please revise your discussion such that it is written in terms easily understood by readers with no scientific background. Examples of such terms include: "primary efficacy endpoints"; "intent-to-treat population"; and "potential crosstalk of biological signaling pathways." Further, please ensure that such terms are defined or explained the first time that they are used in your disclosure.

Clinical Trials

ALADDIN II, page 68

27. To the extent they were calculated, please include the P-Values determined as a result of your ALADDIN II trial on male patients.

Our Durect Agreement, page 70

28. Please disclose the royalty rate you will be obligated to pay to Durect upon
commercialization of VP4896.

Description of Property, page 74

29. Please revise your disclosure here to meet the requirements of Item 102 of
Regulation S-K, including whether your property is leased or owned, and if leased
to discuss the material terms of the lease and to file the lease as an exhibit.

Legal Proceedings, page 74

30. Please revise your disclosure here to discuss the factual basis of the claims and the
jurisdictions in which they are pending or judgments were entered as required by
Item 103 of Regulation S-K.

Directors, Executive Officers, Promoters, and Control Persons, page 74

31. Please include the director independence discussion prescribed by Item 407(a) of
Regulation S-K, as required by Item 19(a)(7) of Form S-4.

32. Please describe the business experience during the past five years for Ronald V.
Pompeo, as you have for the other named executive officer and directors of
Curaxis.

Executive Compensation

2009 Summary Compensation Table, page 76

33. Please remove the non-employee directors from your summary compensation
table and include disclosure about their compensation in a separate director
compensation table as required by Item 402(r) of Regulation S-K.

Description of Securities

Warrants, page 81

34. We note that you have agreements in place with two advisors – Southridge and
Canterbury – that give Southridge the right to receive additional warrants as an
anti-dilution measure, and give Canterbury the right to receive additional warrants
in the event of certain transactions. As you know the number of shares being
registered in this transaction, please revise your disclosure to include the number

of warrants you will be required to issue to each of Southridge and Canterbury as a result of the merger.

Curaxis – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 82

35. We note that you estimate that Curaxis will incur expenses of, "at least $48 million over the next several years in order to complete the clinical development of Memryte." Assuming you have a development schedule that allows you to estimate the $48 million cost for such development, please also disclose the time you estimate for such development.

36. Please describe the research and development activities for Memryte that have occurred since your clinical trials were terminated and your research facility was closed in 2007. Ensure that your revised disclosure describes the risks to your future development and commercialization of Memryte arising from this suspension of your research and development activities.

Results of Operations, page 87

37. We note your disclosure here that, "During 2007, Curaxis terminated all clinical trial activities and closed its' research facility. As a result, research and development expenses in 2008 and 2009 were limited to salary and benefits costs…" Please reconcile this disclosure with your disclosure elsewhere throughout the prospectus that you are in the process of conducting clinical trials.

Liquidity and Capital Resources, page 95

38. We believe that your discussion of liquidity and capital resources could be significantly improved as it does not appear to address many of the requirements in Item 303 of Regulation S-K. Please revise. In doing so, consider the requirements of Item 303 as well as the Release Nos. 33-6835 and 33-8056. In particular, ensure that your revised disclosure explains the capital resources that you expect will fund the planned $48 million in expenditures for the development of Memryte. Also, describe the known demands, commitments, events or uncertainties that are reasonably likely to result in material changes in your liquidity. If you believe that a material deficiency in your future liquidity is reasonably likely, describe the course of action that you plan to take to remedy this situation.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

39. In your next amendment, please file the report and consent of the other auditor upon which Rosenberg Rich Baker Berman & Company relied in reporting on amounts prior to January 1, 2006 in the cumulative totals.

Note 11. Subsequent Events, page F-22

40. Please summarize the terms of the September 23, 2009 vendor settlement. Also, refer us to the technical literature supporting your recognition of the related $6.5 million gain and explain the associated income tax treatment for this transaction. Provide us with your calculation of this $6.5 million gain.

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 98

41. Please provide the following information regarding your pro forma financial data. Revise your disclosure accordingly. Ensure that your response includes a complete description of all capital transactions occurring as a result of the proposed merger.

- Describe the Bridge Financing and quantify all components of this transaction. Ensure that your response explains how you determined the amount of cash proceeds from the sale of common stock and exercise of warrants in pro forma adjustment A.
- Explain why the costs associated with the Bridge Financing were excluded from your pro forma statements of operations.
- The merger costs appear to represent non-recurring charges directly related to the proposed merger that will be reflected in your future operating results. Explain why you have shown these costs as a pro forma adjustment and how you determined the amounts described in pro forma adjustment D, including the methods and assumptions used to determine the fair value of common stock and warrants issued for legal and investment advisory services.
- The consulting costs appear to represent non-recurring charges directly related to the proposed merger that will be reflected in your future operating results. Explain why you have shown these costs as a pro forma adjustment and how you determined the amounts reflecting the issuance of additional warrants for consulting services in pro forma adjustment E.
- Explain how you determined the weighted average common shares outstanding after the merger on both a basic and diluted basis and the amounts reflecting the recapitalization as a result of the merger, as

> described in pro forma adjustment F. Ensure that your response relates this amount to Curaxis shares outstanding at September 30, 2009.
>
> - Explain why the Curaxis' shares outstanding, as shown on the pro forma statements of operations for 2009, differs from the corresponding amounts shown in its historical financial statements.
> - You have disclosed that immediately following the proposed merger Curaxis shareholders will own approximately 91% of Auto Search common stock. You also disclose that they will own approximately 85% of the common stock of the combined company. Please explain this apparent contradiction.
> - For 2008, you describe a net loss for both Curaxis Historical and Pro Forma Combined but actually show $0.04 net income per share. Please revise or explain this apparent contradiction.

Exhibit 2.1

42. We note that there are a number of Schedules to the Merger Agreement that are omitted from your filing. Please agree to furnish supplementally a copy of any omitted schedule to the Commission upon request as required by Item 601(b)(2) of Regulation S-K.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Abbott at 202-551-3608 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
       Anslow & Jaclin, LLP
       195 Route 9 South, Suite 204
       Manalapan, NJ 07726
       Tel: (732) 409-1212
       Fax: (732) 577-1188